Exhibit 99.1

PATAGONIA GOLD EXPLORATION UPDATE – Abril Property

May 26, 2022 - Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to provide this update on its exploration activities at the Abril property in Santa Cruz Province, Argentina (Figure 1).

Channel sampling returned Ag grades up to 1,424 grams per tonne (“g/t”) and 0.14 Au g/t over 0.7 horizontal meters in channel 86. Composited Ag values shown in Table 1 herein were prepared using a 15 g/t Ag minimum value.

Highlights

●	2,000 hectare property bordering the Company’s Martha property on the south.
●	The option on the Abril property was granted in December 2021 by Fomicruz, the Santa Cruz provincial mining company, along with La Josefina and La Valenciana (see December 7, 2021 press release at www.patagoniagold.com).
●	Patagonia owns the Estancia (ranch) Cerro Primero de Abril and its surface rights as part of the Martha mine and plant complex.
●	Over 7 kilometers of strike of veins and vein breccias are recognized to-date. Mineralized structures trend WNW, subparallel to those at Martha.
●	Mineralization is believed to be low sulfidation rich in base metals and hosted in Jurassic-aged, Chon Aike Formation volcanic rocks and in the same host rocks as at Martha.
●	Limited, historic drilling of 15 holes by Minera Piuquenes, a private Argentine company and exploration arm of Minera Aguilar. Anomalous Ag and Au values, up to 368 g/t Ag and 0.14 g/t Au (including 3,911 g/t Ag over 0.14 meters), reported from 5 of the holes [1].
●	Recent Company work consisted of data compilation, ground geophysics and channel sampling.
●	184 new channels have been cut (with diamond saw), 440 samples collected, and 296 samples with approved quality assurance quality control (“QAQC”) received thus far.

1. Historic drill results are from prior operator reports. No samples or core are available for inspection so neither the Company nor the qualified person has been able to validate them.

Christopher van Tienhoven, CEO of Patagonia, commented that: “The Abril property is an excellent fit for the Company due to its proximity to our Martha mine and flotation plant and its style of mineralization which appears to be similar to the mineralization mined at Martha by the Company. We are encouraged by the initial results of our channel sampling and look forward to continuing our exploration work at Abril. A drill program of up to 2,000 meters is in the planning stages to be defined once all our channel sampling results have been received and validated”.

Figure 1. Location of the Abril Property, Concession Blocks and Surface Lands Controlled by Patagonia

Channel sampling by Company geologists of exposed epithermal structures ranged from one to 9.72 horizontal meters in length. Samples were collected by diamond saw cuts over a one meter length average though discretion was used based on geologic inspection of the channels. Geochemical analyses were performed by Alex Stewart International, a certified, commercial laboratory at their Mendoza, Argentina facilities. Analytical results are shown in Figure 2.

2

Figure 2. Location of Patagonia’s Channel Sample Results on the Abril Property

(with color-coded Ag values in new channels samples draped over total field magnetics data)

Known mineralized structures at the Abril property are subparallel to those at the past producing Martha mine. Company sampling results reported herein (Table 1) were from Veta del Medio and Veta Oriental structures situated about 2.5 km SSW of Martha.

Martha had a history of production of small tonnage of very high silver grade. Coeur Mining, a prior owner of Martha, acquired Martha in 2002 and commenced operation that year totaling 13.7 thousand tonnes grading nearly 3,800 g/t Ag (NI 43-101 technical report, 2008). Coeur last reported mineralized material (the sum of measured and indicated mineral resources) at Martha of 52 thousand tonnes grading 465.2 g/t Ag (year-end 2013 Form 10-K). The most recent statement of mineral reserves at Martha was reported by Coeur of 48.1 thousand tonnes grading 438. 5 g/t Ag (year-end 2011 Form 10-K)2.

2. Martha’s production, mineral resources and mineral reserves cited herein are considered historical in nature. While neither the Company nor the qualified person have validated the historic information and are not considering the estimates as current, it is believed that the information has been collected following industry best practices and is thus likely reliable and relevant to an understanding of the Abril property.

3

Table 1. Patagonia’s Channel Sample Assay Results from Work in 2022

Structure/Vein	Channel Number	Length (meters)	Ag (g/t)	Au (g/t)
Veta del Medio	CH-086-ABR	3.5	366.1	0.1
	incl.	0.7	1,424	0.14
Veta del Medio	CH-091-ABR	0.7	268	0.02
Veta del Medio	CH-077-ABR	1.9	205.7	0.13
Veta del Medio	CH-078-ABR	0.75	204	0.13
Veta del Medio	CH-052-ABR	1.42	186.8	0.25
Veta del Medio	CH-067-ABR	0.62	184.2	0.19
Veta del Medio	CH-075-ABR	5.8	167.1	0.06
Veta del Medio	CH-053-ABR	4.41	141.1	0.02
Veta del Medio	CH-076-ABR	0.8	130.2	0.1
Veta Oriental	CH-005-ABR	1	118.8	0.08
Veta del Medio	CH-074-ABR	3.35	100.6	0.06
Veta del Medio	CH-084-ABR	0.6	94.9	0.12
Veta del Medio	CH-070-ABR	1.6	94.3	0.18
Veta Oriental	CH-036-ABR	1	90	0.03
Veta del Medio	CH-056-ABR	1	85.1	0.08
Veta del Medio	CH-065-ABR	3	62.8	0.08
Veta Oriental	CH-049-ABR	1.1	59.6	0.04
Veta Oriental	CH-004-ABR	1.15	56.1	0.01
Veta del Medio	CH-051-ABR	1	53.7	0.08
Veta del Medio	CH-103-ABR	1	50.5	0.04
Veta del Medio	CH-081-ABR	1	48,8	0.1
Veta del Medio	CH-079-ABR	2	47.3	0.06
Veta Oriental	CH-012-ABR	0.8	46	0.01

Notes:

●	All geochemical values performed by Alex Stewart International in Mendoza, Argentina by ICP-MA-39.
●	Compositing performed on successive channel samples grading greater than or equal to 15 g/t Ag. No more than one successive assay grading less than 15 Ag g/t were used in compositing.
●	Mineralized intervals are horizontal lengths.
●	QAQC protocols established by the Company consisted of blanks and commercial standards inserted into normal sample stream at a rate of one control sample per 10 field samples. All results reported herein passed the Company’s QAQC protocols.
●	The potential quantity and grade of mineralization, sampled in the trenches, has not been determined yet by the Company and the qualified person as there has been insufficient exploration to date to define a mineral resource, and it is uncertain if further exploration will result in targets being delineated as a mineral resource.
●	Analyses reported herein were validated by the qualified person by comparing reported analyses to original laboratory certificates.

4

In addition to this channel sampling, the Company conducted ground geophysical surveys designed to define sites favorable to host new veins, and compilation of historic surface exploration data to assist in the generation of new targets.

Qualified Person’s Statement

Donald J. Birak, an independent consulting geologist, Registered Member of SME, Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu Project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina. The Company produces gold and silver from its Lomada and Cap-Oeste mines in the province of Santa Cruz, has two development-stage properties - Cap-Oeste underground and Calcatreu - and conducts exploration on its large portfolio of mineral properties in the country, which now totals over 1.29 million hectares.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, mineralization believed to be in the same host rocks as at Martha, future drill programs once all channel sampling results have been received and validated, continued exploration work at the Abril property, the future generation of new targets, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

5